

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 5, 2018

Via E-mail
Seamus Lagan
Chief Executive Officer
Rennova Health, Inc.
400 South Australian Ave., Suite 800
West Palm Beach, FL 33401

> **Re:** **Rennova Health, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2018**
> **File No. 001-35141**

Dear Mr. Lagan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: J. Thomas Cookson
Shutts & Bowen LLP